FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”) Suite 2300 1177 West Hastings Street Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

March 6, 2012

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is March 6, 2012. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer validates resource estimate at the Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer has received the results for 73 in-fill drill holes completed late in 2011 which confirm the integrity of the May 2011 resource estimate reported in August 2011 at the Livengood Gold Project near Fairbanks, Alaska. Based on the latest results (see Table 3), new internal resource estimates calculated for three areas of the deposit have been verified within 1% to contain the same tonnage, grade and contained ounces of gold as those calculated from the nominal 50- metre-spaced grid drilling used to calculate the May 2011 resource. This positive outcome marks the conclusion of confirmation drilling at the Livengood gold deposit as the Issuer focuses on district-wide exploration within its 145 km2 land package as well as condemnation/geotechnical drilling in support of permitting activities in 2012.

Resource Verification Drilling

The resource estimate as at May 31, 2011 contained in the August 25, 2011 NI 43-101 technical report entitled “August 2011 Summary Report on the Livengood Project, Tolovana District, Alaska ” (available on SEDAR) (“August 2011 Report”) was based on 50-metre and, in fringe areas of the deposit, 75-metre grid drilling. Two areas of the deposit, the Core and Sunshine crosses, were selected for 15-metre-spaced reverse circulation (RC) in-fill drilling on crosses with north-south and east-west legs 150 metres in length (Fig. 1). A third area, Area 50, measuring 195 metres by 240 metres, was drilled on a 37.5-metre grid with alternating core and RC drilling. Two resources were generated for each volume using ordinary kriging on samples composited to 10-metre lengths: the first including those portions of the 50-metre grid drilling (May 2011 resource) within the volume; and a second using both the grid and close-spaced drilling within the same volume. On average, the effect of the increased drilling density on tonnage, grade, and contained ounces of gold is negligible (less than 1%; see Table 1).

Table 1: Calculated resources for the Core Cross, Sunshine Cross, and Area 50
(ordinary kriging, 0.25 g/t cutoff)

Area, Drill Hole Spacing	Tonnes (millions)	Tonnage Ratio (all/grid)	Gold Grade (g/t)	Grade Ratio (all/grid)	Gold (ounces)	Gold Ratio (all/grid)
Core Cross, 50m grid & 15m infill	15.67		0.481		242,401
Core Cross, 50m grid drilling only	15.37	1.020	0.477	1.008	235,715	1.028
Sunshine Cross, 50m grid & 15m	9.82		0.553		174,647
Sunshine Cross, 50m grid drilling	9.81	1.001	0.566	0.977	178,556	0.978
Area 50, all drilling (37.5m)	16.04		0.562		289,685
Area 50, 50m grid drilling	16.13	0.994	0.550	1.022	285,136	1.016
All areas (averages)		1.005		1.002		1.007

Figure 1: Map showing location of the areas of detailed drilling (Core Cross, Sunshine Cross and Area 50), and the locations of drilling areas referenced in Table 1 below.

Comparison of Core and RC Drilling

Direct statistical comparison of data sets with vastly different numbers of samples can be accomplished by repeatedly re-sampling the data sets using varying numbers of samples to establish estimates of the mean and standard deviation for the data sets. An evaluation of core vs. RC drilling using this methodology was presented in the August 2011 Report. For the deposit as a whole, core drilling (essentially entirely HQ core sawn in half for sampling at that time) returned a modeled mean gold grade that is 96% of that calculated for RC drilling (Figure 2a).

Figure 2: a) Models of the mean and standard deviation as a function of sample size for all drill sample composites from the August 2011 Report. The red dots each represent the average of 100 estimates of the HQ core composite mean using “n” number of randomly selected samples. The confidence intervals for the RC were derived calculating the standard deviation of each of the 100 tests run for each “n” value. From those standard deviations a regression is used to calculate the 1 and 2 sigma confidence intervals. In this case, the ratio of RC to HQ core composites is 5.4, and the difference in the means is 4% (0.346 g/t gold for RC compared to 0.333 for core), b) Models for RC, whole PQ, and sawn HQ from Area 50 based on 869 RC composites, 753 PQ core composites, and 203 HQ core composites (all composited to 5m). The modeled grade means for the RC, PQ and HQ composites in Area 50 are 0.597, 0.549 and 0.424 g/t gold respectively.

The largest discrepancy documented in the August 2011 Report occurred in the Sunshine Zone above the water table (~150 metres below surface), where core returned a modeled mean gold grade of around 80% of that calculated for RC drilling. The 37.5 -metre-spaced drilling in Area 50 of the Sunshine Zone, with a mix of HQ core (7 drill holes; sawn in half for sampling), PQ core (23 holes; sampled whole), and RC drilling (28 holes) provides an opportunity to reexamine the difference between core and RC sampling utilizing the same methodology. All Area 50 samples were composited to 5-metre lengths and modeled as described above. For Area 50, the modeled mean PQ grade is 92% of that calculated for RC drilling and the modeled HQ grade is 71% of the RC grade and 77% of the PQ grade, indicating that sawn HQ core recovers significantly less gold than either whole PQ core or RC sampling; PQ sampling is closer to RC sampling, but still lower. Ordinary kriging of the resource within the Area 50 volume (described above) by sample type bears this relative relationship out (PQ core gold grade is 94% of RC and HQ core gold grade 86% of RC, Table 2).

Table 2: Calculated resources for Area 50 by drill sample type (ordinary kriging of 10m composites, 0.25 g/t cutoff)

Drill Sample Type	Tonnes (millions)	Tonnage Ratio	Gold Grade (g/t)	Grade Ratio	Gold (ounces)	Gold Ratio
RC drilling	16.73		0.575		309,114
PQ drilling, PQ/RC ratios	15.95	0.953	0.566	0.984	289,981	0.938
HQ drilling, HQ/RC ratios	15.14	0.905	0.510	0.887	248,061	0.802
HQ/PQ ratios		0.949		0.901		0.855

Mineralization in the Sunshine Zone (Area 50) is characterized by quartz-carbonate-sulfide veinlets that have a significantly higher proportion of associated coarse gold relative to the remainder of the deposit. Where the mineralized material is oxidized, the carbonate and sulfide is leached out, rendering the veinlets friable with the core often breaking along them. The most probable explanation for the discrepancies in grade is progressive loss of gold with increased handling of the sample material, e.g. the HQ core was boxed, then taken from the boxes and sawn in half lengthwise then bagged (most handling), the PQ core was boxed, then transferred whole directly into sample bags (less handling), and the RC samples were bagged directly on the rig (no handling). This effect would be most pronounced in oxidized zones of the deposit but could also occur in unoxidized rocks if they are badly broken. Because the gold at Livengood is relatively coarse, another contributing factor may be the relative sample volume (e.g. RC with a 12.7 cm diameter, whole PQ3 core with an 8.3 cm diameter, and HQ3 core with a 6.1 cm diameter that has been halved). HQ core comprises 13% of the composites used to calculate the August 2011 resource. Based on the results above, it can be concluded that the August 2011 resource is not significantly overstated and may be slightly understated.

Table 3: Significant new intercepts*
*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste.

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments
MK-RC-0553	163.07	227.08	64.01	0.77	Core Cross
MK-RC-0554	54.86	60.96	6.10	0.96	Core Cross
	65.53	82.30	16.77	0.74
	115.82	156.97	41.15	0.80
	167.64	214.88	47.24	0.70
MK-RC-0558	6.10	16.76	10.66	0.68	Core Cross
	22.86	51.82	28.96	3.66
includes	32.00	36.58	4.58	2.94
includes	38.10	45.72	7.62	4.22
includes	47.24	50.29	3.05	12.28
	60.96	121.92	60.96	0.86
includes	62.48	71.63	9.15	1.56
includes	103.63	109.73	6.10	1.72
	134.11	175.26	41.15	1.11
	181.36	208.79	27.43	0.60
MK-RC-0570	0.00	12.19	12.19	0.72	Area 50
	15.24	24.38	9.14	0.67
	50.29	59.44	9.15	1.28
	68.58	106.68	38.10	0.84
	108.20	138.68	30.48	0.47
MK-RC-0573	32.00	39.62	7.62	0.73	Core Cross
	48.77	79.25	30.48	0.93
	86.87	97.54	10.67	0.84
	120.40	134.11	13.71	0.48
	164.59	190.50	25.91	0.64
MK-RC-574	39.62	50.29	10.67	0.47	Area 50
	86.87	92.96	6.09	1.71
	97.54	164.59	67.05	2.05
includes	105.16	109.73	4.57	17.88
MK-11-114	0.00	25.95	25.95	0.90	Pit wall stability geotech
	34.53	36.88	2.35	8.11
includes	34.53	35.81	1.28	13.60
MK-11-121	55.98	63.39	7.41	1.15	Pit wall stability geotech
	74.07	82.91	8.84	0.64
	191.11	211.43	20.32	0.66
MK-11-124	no significant intercepts				Pit wall stability geotech, pending

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments
MK-11-133	no significant intercepts				Infrastructure geotech
MK-11-134	no significant intercepts				Infrastructure geotech
Mk-11-136	no significant intercepts				Infrastructure geotech
MK-11-137	no significant intercepts				Infrastructure geotech
MK-11-138	72.82	82.80	9.98	3.65	Core Zone infill
includes	73.70	79.90	6.20	5.45
	144.48	169.94	25.46	0.73
	175.79	179.90	4.11	1.31
	196.42	200.71	4.29	2.34
	206.58	230.08	23.50	0.72
	249.00	263.35	14.35	0.77
	275.34	282.90	7.56	2.45
	385.84	389.54	3.70	1.36
	415.75	417.43	1.68	4.62
MK-11-140	39.93	113.08	73.15	0.95	Area 50
	122.23	142.04	19.81	0.91
MK-11-141	no significant intercepts				Infrastructure geotech
MK-11-142	0.00	20.12	20.12	0.65	Area 50
	45.05	65.25	20.20	0.69
	70.41	152.71	82.30	0.97
MK-11-143	no significant intercepts				Infrastructure geotech

MK-11-144	19.50	34.71	15.21	0.90	Area 50
	49.54	84.52	34.98	0.79
	143.56	152.70	9.14	0.66
MK-11-145	no significant intercepts				Infrastructure geotech
MK-11-146	0.00	14.98	14.98	0.64	Area 50
	25.05	152.71	127.66	0.94
MK-11-148	34.37	64.31	29.94	0.82	Area 50
	94.79	119.10	24.31	0.44
	124.49	164.90	40.41	1.38
MK-11-149	no significant intercepts				Infrastructure geotech
MK-11-150	0.00	28.66	28.66	0.51	Area 50
	32.30	145.00	112.70	0.86
	150.00	164.90	14.90	0.96
MK-11-151	9.95	80.00	70.05	0.98	Area 50
	85.00	105.00	20.00	0.45
	110.03	140.00	29.97	1.90
	155.00	164.90	9.90	0.47
MK-11-152	no significant intercepts				Infrastructure geotech
MK-11-153	32.16	54.25	22.09	1.12	Sunshine infill
	60.81	72.85	12.04	0.84
	77.11	124.05	46.94	0.86
	128.93	168.55	39.62	1.22
	176.90	190.81	13.91	0.60
	202.08	220.22	18.14	0.81
	263.50	275.20	11.70	0.79
	325.24	344.27	19.03	1.07
MK-11-154	0.00	10.00	10.00	0.47	Area 50
	25.00	35.36	10.36	0.56
	45.00	74.88	29.88	0.95
	90.00	105.00	15.00	0.33
	110.03	120.00	9.97	0.93
	125.00	145.08	20.08	1.07
	150.00	164.90	14.90	0.56
MK-11-156	no significant intercepts				Infrastructure geotech
MK-11-157	15.03	25.00	9.97	0.84	Area 50

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments
	50.60	85.15	34.55	1.45
	90.22	110.00	19.78	0.37
	120.00	144.80	24.80	0.60
MK-11-158	129.85	149.66	19.81	0.76	Tower Zone Infill
	187.76	205.47	17.71	2.20
	209.09	216.71	7.62	6.60
includes	210.35	212.14	1.79	27.20
	292.91	312.73	19.82	0.43
MK-11-159	no significant intercepts				Infrastructure geotech
MK-11-160	41.57	51.42	9.85	0.65	Infrastructure geotech
MK-11-161	24.80	27.30	2.50	16.81	Core Zone, site of RC-0424
	78.33	87.48	9.15	0.66
	117.96	153.47	35.51	0.81
	162.70	176.27	13.57	0.70
MK-11-162	43.70	53.40	9.70	0.90	Area 50
	58.40	73.00	14.60	1.04
	78.00	83.07	5.07	1.56
	108.00	132.00	24.00	0.58
	136.05	161.00	24.95	0.65
MK-11-163	28.70	37.60	8.90	0.57	Area 50
	56.50	71.50	15.00	0.45
	79.74	103.15	23.41	0.75
MK-11-165	no significant intercepts				NE Exploration
MK-11-166	1.37	22.86	21.49	0.97	Core Zone infill
	27.13	30.18	3.05	2.64
	31.8	41.64	9.84	0.95
	45.14	53.58	8.44	0.70
	61.77	65.71	3.94	2.55
	62.48	63.82	1.34	6.29
	84.67	92.05	7.38	1.09
	99.52	108.47	8.95	0.86
	112.28	116.43	4.15	1.39
	119.6	121.33	1.73	2.90
	138.04	175.85	37.81	0.62
	335.64	346.06	10.42	0.59
MK-11-167	no significant intercepts				Infrastructure geotech
MK-11-170	264.97	268.53	3.56	2.00	NE Exploration
MK-11-171	0.00	9.45	9.45	0.84	Area 50
	45.52	86.02	40.50	0.52
	123.44	150.44	27.00	0.39
MK-11-172	66.60	71.60	5.00	1.08	Area 50
	91.58	96.54	4.96	1.92
MK-11-173	15.00	50.00	35.00	0.56	Area 50
	54.95	70.14	15.19	0.72
	75.00	90.00	15.00	0.77
	145.21	153.01	7.80	0.67
MK-11-176	10.00	85.09	75.09	0.81	Area 50
	105.00	110.09	5.09	2.33
	140.00	155.19	15.19	0.50
MK-11-177	91.47	96.62	5.15	1.41	Core Zone infill
	105.64	108.81	3.17	21.88
includes	107.14	108.81	1.67	41.32
	156.70	159.33	2.63	1.93
	184.83	202.85	18.02	0.46
	220.07	226.60	6.53	1.96
	233.78	242.10	8.32	0.93
	265.30	337.41	72.11	0.62
	352.45	361.10	8.65	0.74

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments
MK-11-183	77.86	83.03	5.17	1.23	Tower Zone, site of RC-0169
	227.69	239.00	11.31	0.55
	244.45	255.12	10.67	0.54
MK-11-184					pending
MK-11-187	no significant intercepts				NE Exploration
MK-11-188	78.82	106.20	27.38	1.05	Money Knob, site of RC-0407
includes	96.32	100.05	3.73	3.72
	114.45	143.56	29.11	0.85
	161.85	229.82	67.97	0.63
	339.94	361.30	21.36	0.47
	372.93	391.97	19.04	0.41
	394.20	448.18	53.98	0.45
MK-11-189	no significant intercepts				Infrastructure geotech
MK-11-191	no significant intercepts				Infrastructure geotech
MK-11-193	no significant intercepts				NE Exploration, lost hole
MK-11-194	0.00	26.82	26.82	0.48	Sunshine Zone, site of RC-0303
	32.21	54.70	22.49	0.63
	67.30	71.97	4.67	1.21
	76.32	89.76	13.44	0.64
MK-11-195	no significant intercepts				NE Exploration, lost hole
MK-11-196	no significant intercepts				Infrastructure geotech
MK-11-197	no significant intercepts				Infrastructure geotech
MK-11-199	no significant intercepts				Infrastructure geotech
MK-11-200	75.13	80.00	4.87	2.57	Area 50
	120.00	164.90	44.90	0.78
MK-11-201	37.40	38.41	1.01	49.30	Core Zone, site of RC-0039
	46.03	53.62	7.59	1.07
	80.00	84.26	4.26	1.66
	93.91	94.79	0.88	7.62
	132.89	146.80	13.91	0.72
	152.71	265.48	112.77	0.79
includes	169.47	174.04	4.57	5.29
	319.27	332.54	13.27	0.62
MK-11-203					Hydrology, pending
MK-11-204	55.00	60.00	5.00	1.07	Area 50
	85.00	90.00	5.00	1.21
	135.00	155.00	20.00	0.31
MK-11-207	5.00	15.00	10.00	1.25	Area 50
	22.15	31.00	8.85	0.56
	106.20	136.40	30.20	0.68
	141.40	166.73	25.33	0.57
MK-11-209	20.00	40.00	20.00	0.57	Area 50
	85.00	95.10	10.10	0.97
	105.00	130.00	25.00	0.89
MK-11-210	0.00	9.14	9.14	1.83	Core Zone, site of RC-0414
	32.53	43.27	10.74	0.66
	82.30	182.88	100.58	2.42
includes	97.59	114.30	16.71	2.46
includes	160.02	175.36	15.34	8.66
MK-11-211	276.15	288.34	12.19	0.63	SW Exploration
MK-11-212	15.47	25.50	10.03	1.80	Area 50
	34.00	140.00	106.00	0.95
	143.50	157.28	13.78	0.47
	160.33	164.90	4.57	3.30
MK-11-213	25.00	35.00	10.00	0.77	Area 50
	55.00	65.00	10.00	2.55
MK-11-214	55.02	63.50	8.48	2.46	Area 50

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments
MK-11-215	no significant intercepts				Hydrology
MK-11-216	131.06	147.83	16.77	0.64	Core Zone, site of RC-0372
	148.78	265.35	116.57	1.11
includes	255.11	259.61	4.50	3.00
	295.13	316.10	20.97	0.34
	379.48	387.40	7.92	0.78
MK-11-217	154.84	173.13	18.29	0.43	Money Knob infill
	176.17	194.31	18.14	0.79
	202.88	213.29	10.41	0.93
	217.32	247.67	30.35	0.69
	289.68	298.09	8.41	0.85
	311.81	328.57	16.76	1.59
includes	313.25	314.25	1.00	19.00
MK-11-218	75.70	83.60	7.90	0.73	Money Knob, site of RC-0259
	135.64	146.13	10.49	0.67
	158.50	174.62	16.12	0.87
	227.98	230.98	3.00	1.76
	237.23	248.38	11.15	0.58
MK-11-220	164.07	253.90	89.83	1.67	Core Zone infill
includes	167.08	174.00	6.92	8.88
includes	196.72	202.80	6.08	2.25
	307.33	321.70	14.37	0.47
MK-11-221	105.30	115.37	10.07	0.53	Core Zone infill
	157.89	174.65	16.76	0.73
	202.08	210.01	7.93	0.68
	214.12	228.75	14.63	1.02
	263.04	277.52	14.48	0.41
	278.89	288.95	10.06	0.65
MK-11-224	0.00	17.26	17.26	0.95	Area 50
	21.56	37.04	15.48	0.66
	48.50	55.78	7.28	0.83
	59.69	67.06	7.37	0.90
	71.35	111.74	40.39	0.78
	114.56	124.90	10.34	1.15
	130.02	152.40	22.38	0.76

Qualified Persons and Quality Control/Quality Assurance

Tim Carew, P.Geo., of Reserva International, LLC., a mining geo-scientist, is a Professional Geoscientist in the province of British Columbia (No. 18453) and, as such, is acting as the Qualified Person, as defined in NI 43-101, for the check resource modeling for the certain portions of the Livengood deposit as described in this material change report. Mr. Carew has supervised the preparation of the scientific and technical information in this material change report has approved such disclosure herein. Mr. Carew has a B.Sc. degree in Geology, an M.Sc in Mineral Production Management and more than 34 years of relevant geological and mining experience in operating, corporate and consulting environments. Both Mr. Carew and Reserva International, LLC are independent of the Issuer under NI 43-101.

The resource verification drilling program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048), of the Issuer, who is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core. Duplicate reverse circulation drill samples are collected with one split sent for analysis. Representative chips are retained for geological logging. On-site personnel at the project log and track all samples prior to sealing and shipping. All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the projected dates for the commencement of feasibility study work and for the completion of a pre-feasibility and feasibility study for the Livengood Project, the potential for a production decision to be made in respect of the Livengood Project, the potential for the development and construction of a mine and any production at the Livengood project, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer's Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the current technical report filed with respect to the Issuer’s Livengood Project.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report has been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

James Komadina, Chief Executive Officer Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

March 6, 2012